EXHIBIT 99.5

CONSENT OF RICHARD L. NIELSEN

CONSENT OF AUTHOR

I hereby consent to the use of my name, Richard L. Nielsen, and reference to my name and the “Technical Review (NI 43-101), Caylloma Project, Peru” dated as of August 11, 2009 (the “Report”) evaluating Fortuna Silver Mines Inc.’s Caylloma Project, and the information contained in the Report, as described or incorporated by reference in Fortuna Silver Mines Inc.’s Annual Report on Form 40-F for the year ended December 31, 2011 filed with the United States Securities and Exchange Commission.

RICHARD L. NIELSEN

“Richard L. Nielsen”

March 30, 2012